06006403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED APR 0 4 2006 WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2005 (MM/DD/YY) AND ENDING 01/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Dratel Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Pantiago Place, Suite 114
(No. and Street)

East Hampton (City) NY (State) 11937 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Dratel 631-324-5100
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO RULES 260.241.2 (b) AND 350.535.1 (b)

(Executed OUTSIDE of the State of California)

William Dratel, being first duly sworn, deposes and says: That he is the sole proprietor, or an officer (strike cut words not applicable) to wit: ____________________ of The Dratel Group, Inc. and as such makes this verification for and on its behalf: that he has read the foregoing and annexed financial report and supporting schedules and knows the contents thereof; that the same are true and correct of his own knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

____
(Signature)

Subscribed and sworn to before me this

30TH day of MARCH, 2006

Notary Public in and for the County of

SUFFOLK State of NEW YORK

(Notarial seal)

CHRISTINA LYNN RITZLER
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
Lic 01R16085107
MY COMMISSION EXPIRES DEC 23, 2006

REGISTRANT'S CERTIFICATE

THE UNDERSIGNED, William Dratel deposes and say that he is President of the within named The Dratel Group, Inc. that he has examined the foregoing report of financial condition of said registrant to the State of Connecticut as of the close of business on January 31, 2006 and, to the best of his knowledge and belief, the facts set forth therein are true and correct, and, further, that neither the principal, nor any member, partner, officer, or director of the registrant, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

STATE OF New York
COUNTY OF Suffolk

Subscribed and sworn to before me,

this 30th day of March 2006

[signature]
Notary Public

CHRISTINA LYNN RITZLER
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
Lic 01R16085107
MY COMMISSION EXPIRES DEC 23, 2006

IMPORTANT: This report must be signed by a member thereof if a partnership or the executive officer thereof if a corporation or other form of association.

THE DRATEL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2006

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

THE DRATEL GROUP, INC.
300 Pantigo Place
East Hampton, NY 11937

March 31, 2006

Broker Dealer Section
Ohio Division of Securities
77 South High Street, 22nd floor
Columbus, OH 43215

Gentlemen:

I hereby attest that the annual audited financial statement and supporting schedules, dated January 31, 2006, to the best of my knowledge and belief, are true and correct and neither The Dratel Group, Inc. nor any other officer or director has any proprietary interest in any account classified as that of a customer.

Very truly yours,

William Dratel
President

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
The Dratel Group, Inc.

We have audited the accompanying statement of financial condition of The Dratel Group, Inc. as of January 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Dratel Group, Inc. as of January 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 13, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

THE DRATEL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

January 31, 2006

ASSETS		
Cash	$	6,565
Property and Equipment, at cost, net of accumulated depreciation and amortization of $101,072		41,467
Prepaid Income Taxes		5,044
Cash Surrender Value of Officer's Life Insurance		15,413
Other Assets		6,044
Total Assets	$	74,533
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	10,000
Due to clearing broker		3,139
Total Liabilities		13,139
Commitments and Contingencies		
Stockholder's Equity:		
Common stock - no par value; authorized 200 shares, issued 100 shares, outstanding 29 shares		1,080
Additional paid-in capital		380,000
Retained earnings		873,790
		1,254,870
Less treasury stock, at cost - 71 shares		(1,193,476)
Stockholder's equity		61,394
Total Liabilities and Stockholder's Equity	$	74,533

See Notes to Statement of Financial Condition

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Dratel Group, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and an associate member of the American Stock Exchange.

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Depreciation and amortization of property and equipment is provided for using accelerated and straight-line methods.

2. DUE TO CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At January 31, 2006, the payable to the clearing broker represents excess withdrawals against cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of January 31, 2006, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery-against-payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At January 31, 2006, these balances were fully collateralized by securities owned by the customers.

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

3. OFFICER'S LIFE INSURANCE POLICY:

The Company is the beneficiary of an insurance policy on the Company's officer/stockholder. The policy's face value is $841,000.

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

January 31, 2006		Depreciation Period
Furniture and equipment	$ 68,857	5 to 7 years
Leasehold improvements	73,682	31.5 years
	$142,539	

5. COMMITMENTS AND CONTINGENCIES:

The Company is obligated under noncancelable operating leases for office facilities, which expire at various dates through July 2009. The following is a schedule of the approximate future aggregate amount payable for the leases:

Year ending January 31,	
2007	$19,800
2008	20,800
2009	21,800
2010	13,100
	$75,500

These leases are subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses. Rent expense charged to operations amounted to $38,740.

6. INCOME TAXES:

The Company has recorded a deferred tax asset of approximately $123,000 at January 31, 2006, representing the tax effects of a net operating loss carryforward of approximately $361,000 expiring in 2026. In recognition of the uncertainty regarding the ultimate outcome of realizing income tax benefits, the Company has recorded a valuation allowance for the entire deferred tax asset.

7. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000, or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of January 31, 2006, the Company had net capital of $8,839, which exceeded requirements by $3,839.

THE DRATEL GROUP, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

JANUARY 31, 2006

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder of
The Dratel Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of The Dratel Group, Inc. (the "Company") for the year ended January 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of The Dratel Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 13, 2006